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                                                              EXHIBIT 99.4



                                      NEWS
                                      FOR IMMEDIATE RELEASE

         FIDELITY NATIONAL FINANCIAL ANNOUNCES PROPOSAL TO ACQUIRE FNIS

      Irvine, Calif. -- (May 23, 2003) -- Fidelity National Financial, Inc. (NYSE: FNF), a Fortune 500 provider of products, services and solutions to the real estate and financial services today submitted a proposal to the Board of Directors of Fidelity National Information Solutions (NASDAQ: FNIS) to acquire all of the outstanding stock of FNIS that FNF does not currently own. FNF currently owns approximately 66 percent of the outstanding stock of FNIS.

      Under the terms of the proposal, each share of FNIS stock would be exchanged for a fixed share exchange ratio of 0.644 shares of FNF common stock. Based on the closing price of $36.65 for FNF's common stock on Thursday, May 22, 2003, the implied per share consideration is $23.60 per share of FNIS common stock. This exchange ratio represents a 24 percent premium to FNIS stockholders based on the closing price of $19.02 on Thursday, May 22, 2003 and is equal to the relative stock price differential over the trailing twelve-month period. The fixed exchange ratio of 0.644 does not reflect the 5 for 4 stock split payable to FNF shareholders on May 23, 2003. The fixed exchange ratio would be 0.805 after the effect of the 5 for 4 stock split. FNF would issue approximately 8.5 million new shares of FNF stock to holders of FNIS common stock, or 10.6 million new shares after the effect of the 5 for 4 stock split.
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      The proposal is subject to certain conditions, including satisfactory completion of due diligence, negotiation of a mutually satisfactory merger agreement and receipt of all required governmental approvals and other consents. Closing of the proposed transaction would also be contingent upon FNF stockholder approval of the authorization and issuance of the shares of common stock required to complete the transaction.

      "With FNF's recent acquisition and the formation of Fidelity Information Services ("FIS"), we believe it makes strategic sense to fully integrate FNIS back into FNF," said Raymond R. Quirk, President of FNF. "FNIS can better capitalize on the significant technology resources of FIS and we can provide more cohesive technology solutions to our customers by combining all our resources at FNF. Consolidating FNIS will also simplify the FNF corporate profile and allow our management team to deliver a simple, clear strategic vision to the investment community. We also believe that FNIS' public shareholders will benefit from the opportunity to share in the expected future growth and success of FNF."

      Fidelity National Financial, Inc., number 326 on the Fortune 500, is a provider of products, services and solutions to the real estate and financial services industries. The Company had total revenue of $5.1 billion and earned more than $530 million in 2002, with cash flow from operations of nearly $815 million. FNF is the nation's largest title insurance company and also performs other real estate-related services such as escrow, default management, mortgage loan fulfillment, exchange intermediary services and homeowners, flood and home warranty insurance. FNF is also one of the world's largest providers of information-based technology solutions and processing services to the mortgage and financial services industries through its subsidiary Fidelity Information Services, which has clients in more than 50 countries. It processes nearly 50 percent of all U. S. residential mortgages, with balances exceeding $2 trillion and has processing and technology relationships with 48 of the top 50 U. S.
banks who rely on Fidelity Information
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Services' processing and outsourcing products and services. More than 34 percent of the total dollar volume of all outstanding consumer loans in the country, including mortgages, is processed on Fidelity Information Services software applications. Fidelity National Information Solutions (NASDAQ: FNIS), a majority-owned, publicly traded subsidiary of FNF, provides data and valuations, technology solutions and services for the real estate and mortgage industries. More information about the FNF family of companies can be found at www.fnf.com, www.fidelityinfoservices.com, and www.fnis.com.

      This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be different from those expressed or implied above. The Company expressly disclaims any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the failure of the parties to negotiate a definitive agreement and the failure of the conditions to closing thereafter, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the "Management's Discussion and Analysis" section of the Company's Form 10-K and other reports and filings with the Securities and Exchange Commission.

      In connection with the proposed transaction, which is referred to above, no agreement has been signed. If and when appropriate, Fidelity National Financial, Inc. ("FNF") intends to file relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement that contains a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, stockholders are urged to read them if and when they become available. When filed with the SEC, they will be available for free (along with the
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annual, quarterly and other reports, and any other documents and reports filed by FNF with the SEC) at the SEC's website, www.sec.gov, and stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from FNF. A registration statement containing a prospectus and proxy/consent solicitation pertaining to the proposed transaction is not currently available.

      FNF and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from stockholders in connection with the proposed transaction. Information about the directors and executive officers of FNF and their ownership of FNF stock is set forth in FNF's Form 10-K/A (Amendment No. 1) for the year ended December 31, 2002. Participants in FNF's solicitation may also be deemed to include those persons whose interests in FNF are not described in the Form 10-K/A (Amendment No. 1). Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

SOURCE:  Fidelity National Financial, Inc.
CONTACT: Daniel Kennedy Murphy, Senior Vice President, Finance and Investor Relations, 805-696-7218, dkmurphy@fnf.com